VANSANITY EXECUTIVE SUMMARY

Vansanity is an aesthetic medicine practice platform that reduces practitioner barriers to entry and optimizes practitioner capital and time efficiency.

Market Size and Problem We Solve

Aesthetic medicine, non-surgical cosmetic procedures, is a $7B/year business in the US and enjoys a CAGR of 11.5%. More, as well as more efficient, providers will follow this market demand. Providers new to the aesthetic medicine market face significant upfront capital outlays to lease and build out workspace and to purchase equipment. Furthermore, navigating the myriad of underlying professional and practice support necessities; such as education, compliance, and marketing; is often daunting, costly, and time consuming for the practitioner. Established practitioners can find themselves in practice models that are outdated, inflexible, and inefficient thus constraining their ability to provide the most up to date technology, control their work-life balance, and optimize their profit margin.

Our Solution

Vansanity's core business is to provide workspace and capital equipment to aesthetic medicine providers: nurses, nurse practitioners, and physicians. With no upfront financial outlay or term commitment, our members rent workspace and capital equipment by the hour. We think of Vansanity as a cloud med-spa because we provide the hard assets of workspace and capital equipment in a manner that is rentable, scalable, and available on demand.

We lease space in sought after locations, design our space to high aesthetic standards, and outfit our workspace with high quality equipment. Our workspace would be relatively expensive for an individual practitioner or small group practice to replicate. We purchase up to date capital equipment that we leverage over multiple providers which allows us to depreciate the equipment rapidly thus ensuring we do not tie up capital in outdated technology. Our personnel requirements to operate the space are minimal which mitigates cost and human resource outlay. We project EBITDA margins of 60%.

Vansanity is also a platform for practice support. We host a neighborhood of services necessary to practice aesthetic medicine. We provide access to medical directorships and electronic medical record keeping, continuing education, compliance, marketing support, patient financing, and skin care products. Vansanity is a business in a box to the aesthetic practitioner.

We seek to integrate Vansanity into our provider's practices with significant value add. Our medical director network facilitates the physician oversight necessary for non-physician providers. Our sponsored scheduling and electronic medical record software allow providers to manage their practice; furthermore, the non-physician providers can communicate directly through the EMR with their medical directors enhancing communication and compliance.

Building Longer-Term Defensibility

While Vansanity's current business model is to leverage capital expense over a large number of providers, as we grow, we expect to develop and host a full practitioner portal, including the the full suite of our neighborhood of services described above. By embedding our services within our practitioner's practice, we should create a level of practitioner lock-in and will be able to capture key industry data on procedures, products and trends, using that data for our own locations as well as valuable market data for practitioners, partners and vendors. In addition, with higher patient and provider usage of Vansanity services, we will generate brand awareness, ultimately becoming a source of patient demand, and thereby closing the marketplace loop, generating strong network effects for our business.

Competition

Our current competitors are the current marketplace offerings available to a practitioner: solo or small group medical spa practices, corporate medical spas, and physician practices. However, since our model is being well received, we fully anticipate second movers will replicate our model.

Financials

Our financial modeling is based on the 40% use rate that is the asymptote in traditional medical procedure and surgical workspaces. However, because we are leveraging our capital across many, theoretically an unlimited number of, practitioners; we predict that our steady state use will be greater than 40%. At 40% utilization, we model an EBITDA of $450/sq ft/year; $2.25M EBITDA for a typical 5000 sq ft location. Once proof of concept and portability have been established, our model is to establish Vansanity in every major US metro, with larger metros accommodating more than one location. We foresee our growth being limited by our ability to maintain our corporate culture, to recruit quality personnel quickly, and to raise capital for expansion.